UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                   FORM 10-SB
                         POST-EFFECTIVE AMENDMENT NO. 1

                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                             SMALL BUSINESS ISSUERS
        UNDER SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934


                      CHAMPION COMMUNICATION SERVICES, INC.
                 (Name of Small Business Issuer in its charter)


            Delaware                                       76-0448005
  (State or other jurisdiction of                       (I.R.S. Employer
  incorporation or organization)                        Identification No.)

        1610 Woodstead Court
           Suite 330                                            77380
        The Woodlands, Texas                                 (Zip Code)
(Address of principal executive offices)

Issuer's telephone number:  (281) 362-0144

Securities to be registered under Section 12(b) of the Act:

         Title of each class                    Name of each exchange on which
         to be so registered                    each class is to be registered

               None                                          None


Securities to be registered pursuant to Section 12(g) of the Act:

                   Common Stock, par value $.01 per share

         Part II, Item 4 is amended to read as follows:


ITEM 4.       RECENT SALES OF UNREGISTERED SECURITIES



       Since the Company's organization, the Company has issued the following securities in unregistered transactions:


       1. On September 29, 1994, the Company issued 1,500,000 shares of Common Stock to each of Albert F. Richmond and David A. Terman, the founders of the Company. In October 1994, the Company issued an additional 300,000 shares to each of Mr. Richmond and Mr. Terman. These shares were issued in consideration of reduction of indebtedness owed by the Company to Champion Communications Company, a company wholly owned by Mr. Richmond. The shares were issued at $.50 per share. The Company incurred this indebtedness to finance the acquisition of 1,501 CRs from Motorola, Inc. in November and December 1996. See "Description of Business-History." These shares were issued in reliance on the exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended (the "Securities Act"). The offering was made to a limited number of offerees, Messrs. Richmond and Terman, who are sophisticated investors and who, as founders of the Company, had access to all information about the Company. The Company did not engage in any public solicitation in connection with this offering.



       2. In October 1994, the Company accepted subscriptions for 658,000 shares of Common Stock to be sold to 16 of its employees, officers and directors in a private placement at $.50 per share. These shares were issued in reliance on the exemption from registration provided by Rule 504 of Regulation D. At the time of the offering, the Company was not subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The aggregate offering price was less than $1 million and the Company did not make any other offerings pursuant to Rule 504 within 12 months of the offering.



       3. In November 1995, the Company issued warrants to acquire 600,000 shares of Common Stock for $1.35 per warrant to three warrantholders in a private placement. These securities were issued in reliance on the exemption provided by Section 4(2) of the Securities Act. The offering was made to a limited number of sophisticated investors, i.e., the Company's three Canadian underwriters. The underwriters had access to all information about the Company and the Company did not engage in any general solicitation with respect to the offering of the warrants. In connection with the sale of these warrants the Company paid Britwirth Investment Company, Ltd. ("Britwirth") fees of $81,000 and granted Britwirth options to purchase up to 60,000 shares of Common Stock at CDN $3.70 exercisable until September 25, 1999.



       In October 1996, the warrantholders exercised their warrants and, upon such exercise, the Company issued 600,000 shares of Common Stock to the warrantholders, which stock was registered in the Company's initial public offering in Canada. No additional cash was due on conversion of these warrants. These shares were issued pursuant to section 4(2) of the Securities Act.

       4. In December 1995, the Company issued 75,562 shares of Common Stock to 27 of its stockholders, consultants and employees in a private placement, in exchange for $1.35 per share or an aggregate amount of $102,008.70. These securities were issued in reliance on the exemption from registration provided by Rule 504 of Regulation D. At the time of the offering, the Company was not subject to the reporting requirements of the Exchange Act. Additionally, the aggregate offering price did not exceed $1 million. The Company did not sell any other securities pursuant to Regulation D during the 12 months preceeding this sale.



       5. In  December  1995,  the  Company  issued  400,000  shares to  Messrs.
Richmond and Terman in exchange for cancellation of indebtedness owed to Champion Communications Company in the amount of $540,000. These shares were sold pursuant to section 4(2) of the Securities Act. The offering was made only to Messrs, Richmond and Terman, each of whom is a sophisticated investor and who, as founders and directors of the Company, had access to all information about the Company. The Company did not engage in any public solicitation in connection with this offering.



       6. On February 1, 1996, the Company issued options to purchase 181,000 shares of Common Stock to 33 of its employees and directors pursuant to the Company's 1996 Plan. These options were issued in reliance on the exemptions provided by Section 4(2) of the Securities Act and Rule 701 promulgated thereunder. At the time of this issuance, the Company was not subject to the reporting requirements of the Exchange Act. The Company issued these securities pursuant to a written compensatory benefit plan. The aggregate offering price of the securities issued pursuant to this exemption did not exceed $500,000.



       7. On May 7, 1996, the Company issued an option to purchase 10,000 shares of Common Stock to Randel R. Young, a Director of the Company, pursuant to the 1996 Plan. This option was issued in reliance on the exemption provided by
Section 4(2) of the Securities Act and Rule 701 promulgated thereunder. At the time of this issuance, the Company was not subject to the reporting requirements of the Exchange Act. The Company issued these securities pursuant to a written compensatory benefit plan. The aggregate offering price of the securities issued pursuant to this exemption, together with the value of securities sold pursuant to Rule 701 in the preceding 12 months, did not exceed $500,000.



       8. In September 1996, the Company conducted an initial public offering in Canada through which it sold 619,350 shares of Common Stock and 619,350 Common Stock Purchase Warrants for an aggregate consideration of $1,690,826. In July 1996, in connection with the Company's initial public offering in Canada, the Company issued 50,000 Agents' Warrants to its underwriters, entitling the agents to acquire options for 50,000 shares of Common Stock at CDN $3.70 per share for 18 months for the completion of the initial public offering. Upon completion of the initial public offering, the Agents' Warrants were exchanged for Agents' Options. Each of these transactions was exempt from registration as an offshore distribution of securities pursuant to Rule 901 of Regulation S. The securities were sold in an "offshore transaction," as defined in Regulation S, and did not involve any directed selling efforts in the United States. The share certificates issued in the Canadian offering included a restrictive legend relating to the Securities Act. After the conclusion of the offering, the Company learned by examining the transfer records that 16,500 shares, or 2.7% of the shares sold in the offering, were transferred to six persons in the United States within 28 to 36 days of the offering.

       9. In September 1996, the Company issued 150,500 shares of Common Stock and warrants to acquire 150,500 shares of Common Stock to 41 investors for an aggregate purchase price of $410,865. These shares were issued in reliance on the exemption from registration provided by Rule 504 of Regulation D. The aggregate offering price, together with the aggregate offering price of other offerings made pursuant to Regulation D in the previous 12 months, did not exceed $1 million. Additionally, the Company was not a reporting company under the Exchange Act at the time of this offering.



       10. On December 31, 1996, the Company issued options to acquire 1,500 shares of Common Stock to each of its two Outside Directors. These securities were issued in reliance on the exemption provided by Section 4(2) of the Securities Act and Rule 701 promulgated thereunder. At the time of this issuance, the Company was not subject to the reporting requirements of the Exchange Act. The Company issued these securities pursuant to a written compensatory benefit plan. The aggregate offering price of the securities issued pursuant to this exemption, together with the value of securities sold pursuant to Rule 701 in the preceding 12 months, did not exceed $500,000.

       In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, on this 30th day of May, 1997.


                      CHAMPION COMMUNICATION SERVICES, INC.



                              By:         /s/ Albert F. Richmond
                                 ----------------------------------------------
                                            Albert F. Richmond,
                                          Chief Executive Officer